UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of October, 2005

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Praia de Botafogo, 300 – 11th floor
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Corporate Taxpayers’ ID (CNPJ/MF) 04.032.433/0001 -80
Publicly-held Company

NOTICE TO SHAREHOLDERS

Rio de Janeiro, Brazil, October 05, 2005 – Contax Participações S.A. (“CONTAX”) informs its shareholders, pursuant to resolutions taken during the Ordinary Shareholders Meeting held on April 29, 2005, the approval of the payment of dividends for 2004 for preferred shares only, in the amount of one million, three hundred fifty-nine thousand, sixty-seven reais and twelve cents (R$ 1,359,067.12), to be paid as of October 27, 2005, at Banco do Brasil S/A branches, under the following terms:

1.	Dividend Amount: An amount of R$ 0.0053349 per preferred share will be paid as dividends. This amount will be monetarily reinstated from January 1st , 2005 to October 27th , 2005, date on which the payment of dividends will be initiated, upon the application of the Brazilian Reference Rate (TR), totaling a gross amount of R$ 0.0054614 per preferred share.

2.	Taxation: In compliance with tax legislation in force in Brazil, more particularly the Law 9249/95, withholding taxes will apply upon the monetary reinstatement by TR rate over above mentioned amounts. Those shareholders proven to be exempt or immune from paying income tax, who up to October 21, 2005 present the necessary documents to confirm their condition, will receive the above-mentioned gross amount per share.

3.	Method of Payment: (a) For those shareholders holding a checking account at Banco do Brasil, the payment will be made through a credit into such account; (b) Shareholder that do not hold a checking account at Banco do Brasil, dully identified, should request, at the most convenient branch of Banco do Brasil, the issuance of a payment notice, which will enable them to receive the dividends at the bank cashier; (c) The payment to shareholders with shares kept at CBLC – Brazilian Clearing and Depositary Corporation will be made through their respective custodian agents.

4.	Registration: Shareholders whose registration profile is not up-to-date, in order to receive dividends, should present at the most convenient branch of Banco do Brasil, the necessary documents for updating it: identity card (RG), individual taxpayers’ ID (CPF) and proof of domicile in case of individual shareholders, or corporate taxpayers’ ID (CNPJ) and articles/memorandum of incorporation, with the respective proof of representation, in case of corporate shareholders. Shareholders represented by legal attorneys/agents should grant specific powers through a power of attorney stating the expiration date and specifying the number and type of shares which entitle the shareholder to receive dividends.

5.	Rights: The holders of preferred shares as of October 17, 2005 are entitled to receive such dividends. Preferred shares will be traded ex-dividends from October 18, 2005.

Rio de Janeiro, October 5, 2005.

_______________________________________________
Michel Neves Sarkis
Investor Relations Officer
Contax Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 5, 2005

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.